Filed Pursuant to Rule 424(b)(3)
Registration No. 333-192331
KBS STRATEGIC OPPORTUNITY REIT II, INC.
SUPPLEMENT NO. 4 DATED JULY 12, 2017
TO THE PROSPECTUS DATED JUNE 28, 2017

This document supplements, and should be read in conjunction with, the prospectus of KBS Strategic Opportunity REIT II, Inc. dated June 28, 2017, as supplemented by supplement no. 1 dated June 28, 2017, supplement no. 2 dated June 28, 2017 and supplement no. 3 dated July 10, 2017. As used herein, the terms “we,” “our” and “us” refer to KBS Strategic Opportunity REIT II, Inc. and, as required by context, KBS Strategic Opportunity Limited Partnership II, which we refer to as our “Operating Partnership,” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose the probable acquisition of an office property consisting of two office buildings and 367,357 rentable square feet in Oakland, California.
Probable Real Estate Investment
On July 10, 2017, we, through an indirect wholly owned subsidiary, entered into a contract of sale (the “Agreement”) to acquire an office property containing two buildings with an aggregate of 367,357 rentable square feet located on approximately 1.1 acres of land in Oakland, California (“Oakland City Center”). The sellers are not affiliated with us or our advisor. The contractual purchase price of Oakland City Center is approximately $155.0 million plus closing costs. We intend to fund the purchase of Oakland City Center with proceeds from this offering and proceeds from a mortgage loan from an unaffiliated lender. We are currently negotiating the terms of the mortgage loan. Pursuant to the Agreement, we would be obligated to purchase the property only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. As of July 11, 2017, we had made deposits of $6.0 million and, in some circumstances, if we fail to complete the acquisition, we may forfeit up to $6.0 million of earnest money.
The buildings of Oakland City Center were completed in 1985 and 1990. As of July 1, 2017, Oakland City Center was approximately 92% leased to 44 tenants. The current aggregate annual effective base rent, which is calculated as the annualized contractual base rental income (net of rental abatements), for the tenants of Oakland City Center is approximately $12.3 million. The current weighted-average remaining lease term for the tenants is approximately 3.7 years. The current weighted-average annual rental rate (net of rental abatements) over the remaining lease term is $39.25 per square foot.
The average occupancy rate for Oakland City Center for the last five years was as follows:

Year	Average Occupancy Rate
2012	(1)
2013	(1)
2014	(1)
2015	87.8%
2016	92.0%
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(1) Information for 2012, 2013 and 2014 are not available because the seller did not own the property during these periods.
The average effective annual rental rate per square foot for each of the last five years for Oakland City Center was:

Year	Average Effective Annual Rental Rate per Square Foot (1)
2012	(2)
2013	(2)
2014	(2)
2015	$32.59
2016	$34.08
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(1) Average effective annual rental rate per square foot is calculated as the annualized contractual base rental income for the year, net of rental abatements, divided by the average leased square feet.
(2) Information for 2012, 2013 and 2014 are not available because the seller did not own the property during these periods.

The table below sets forth a schedule of expiring leases for Oakland City Center by annualized effective base rent (net of rental abatements) and by leased rentable square feet as of July 1, 2017.

	No. of Expiring Leases	Annualized Effective Base Rent	% of Annualized Effective Base Rent	Leased Rentable Square Feet Expiring	% of Property Rentable Square Feet Expiring
2017	3	723,808	5.9%	25,685	7.6%
2018	7	1,318,034	10.7%	35,602	10.6%
2019	10	1,945,654	15.8%	51,618	15.3%
2020	6	2,268,145	18.4%	75,400	22.4%
2021	7	2,302,632	18.7%	57,318	17.0%
2022	2	795,418	6.4%	15,023	4.5%
2023	3	1,284,714	10.4%	28,745	8.5%
2024	2	543,374	4.4%	16,391	4.9%
2025	1	1,056,861	8.6%	27,713	8.2%
2026	1	31,205	0.3%	1,421	0.4%
Thereafter	2	55,800	0.4%	1,997	0.6%
We believe that Oakland City Center is suitable for its intended purpose and will be adequately insured at acquisition. For federal income tax purposes, the cost of Oakland City Center, excluding the cost attributable to land, will be depreciated on a straight-line basis over 39 years.

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